newgold™

TSX: NGD NYSE American: NGD

NEW GOLD REPORTS THIRD QUARTER OPERATIONAL RESULTS

Provides Notice of Release of Third Quarter Financial Results

(All amounts are in U.S. dollars unless otherwise indicated)

October 13, 2021 – New Gold Inc. ("New Gold" or the "Company") (TSX and NYSE American: NGD) reports third quarter operational results for the Company as of September 30, 2021. The Company is also providing notice that it will release its third quarter 2021 financial results before market on Friday, November 12, 2021. A conference call and webcast will follow at 8:30 am Eastern Time (details are provided at the end of this news release).

"The third quarter had its challenges, particularly as Rainy River addressed the grade reconciliation issues experienced in July and August", stated Renaud Adams, President & CEO. "Rainy River's third quarter gold grade was up 10% compared to the first half, and with lower contribution expected from the East Lobe in the fourth quarter compared to the third quarter, we should see a step-up in production and a stronger finish to the year at Rainy River."

"We remain on track to deliver on our updated guidance, and we continue to make progress towards securing the Company's future growth at both assets. Our liquidity position improved for a third consecutive quarter, and I continue to expect meaningful free cash flow generation from our operations in the near-term," added Mr. Adams.

Third Quarter Highlights

- Total production was 105,628 gold equivalent[1] ("gold eq.") ounces (72,210 ounces of gold, 226,679 ounces of silver and 15.6 million pounds of copper)
- The Rainy River Mine produced 60,785 gold eq.[1] ounces (58,557 ounces of gold and 160,461 ounces of silver)
- The New Afton Mine produced 44,843 gold eq.[1] ounces (13,653 ounces of gold and 15.6 million pounds of copper)
- During the quarter, the Company provided an update to its 2021 operational outlook for the Rainy River Mine and the consolidated operational outlook *(refer to the Company's September 13, 2021 news release for further information)*
- On August 23, the Company received the final C$50 million cash payment from Artemis Gold Inc. as part of the divestment of the Blackwater Project
- At the end of the quarter, the Company had a cash position of $151 million and a strong liquidity position of $477 million

Consolidated Operational Highlights

	Q3 2021	Q3 2020	9M 2021	9M 2020
Gold eq. production (ounces)[1]	**105,628**	115,536	**307,359**	317,050
Gold production (ounces)	**72,210**	78,959	**205,849**	210,043
Copper production (Mlbs)	**15.6**	18.2	**47.5**	53.6

Rainy River Mine

Operational Highlights

Rainy River Mine	Q3 2021	Q3 2020	9M 2021	9M 2020
Gold eq. production (ounces)[1]	**60,785**	64,221	**172,462**	164,960
Gold eq. sold (ounces)[1]	**57,800**	61,726	**168,682**	163,137
Gold production (ounces)	**58,557**	63,004	**166,113**	162,185
Gold sold (ounces)	**55,597**	60,592	**162,454**	160,438

Operating Key Performance Indicators

Rainy River Mine (Open Pit Mine only)	Q3 2020	Q4 2020	Q1 2021	Q2 2021	Q3 2021
Tonnes mined per day (ore and waste)	145,701	158,638	150,767	158,556	**149,630**
Ore tonnes mined per day	36,515	42,918	35,681	36,256	**52,917**
Operating waste tonnes per day	62,818	73,921	65,643	71,124	**88,216**
Capitalized waste tonnes per day	46,368	41,799	49,442	51,176	**8,497**
Total waste tonnes per day	109,186	115,720	115,085	122,300	**96,713**
Strip ratio (waste:ore)	2.99	2.70	3.23	3.37	**1.83**
Tonnes milled per calendar day	26,998	26,999	26,301	25,349	**25,245**
Gold grade milled (g/t)	0.88	0.93	0.80	0.82	**0.89**
Gold recovery (%)	89	90	89	87	**89**
Mill availability (%)	90	94	89	88	**91**
Gold production (ounces)	63,004	66,734	54,656	52,901	**58,557**
Gold eq. production (ounces)[1]	64,221	68,241	56,513	55,163	**60,785**

- Third quarter gold eq.[1] production was 60,785 ounces (58,557 ounces of gold and 160,461 ounces of silver), a decrease compared to the prior-year period due to lower tonnes milled.

- The open pit mine achieved 149,630 tonnes per day during the quarter, in-line with the 2021 overall target of ~151,000 tonnes per day. Approximately 4.9 million ore tonnes and 8.9 million waste tonnes (including 0.8 million capitalized waste tonnes) were mined from the open pit at an average reduced strip ratio of 1.83:1. As planned, the strip ratio is expected to remain approximately 2:1 for the remainder of the year to achieve the original 2021 guidance of 2.7:1.

- The mill processed 25,245 tonnes per day for the quarter, a decrease compared to the prior-year period due to maintenance activities performed on the gyratory crusher impacting mill throughput. The mill processed an average grade of 0.89 grams per tonne at a gold recovery of 89%. Mill availability for the quarter averaged 91%.

- The East Lobe represents approximately 25% of planned production for the fourth quarter. During the fourth quarter, mining will focus on the ODM Center and ODM North zones and the gold grade is expected to increase in the quarter.

- Rainy River remains on-track to meet its updated gold eq.[1] production guidance range of 240,000 to 255,000 ounces and all-in sustaining cost[2] guidance range of $1,365 to $1,440 per gold eq. ounce.

- There are currently no active cases of COVID-19 at the Rainy River Mine. Rainy River has implemented measures to mitigate and limit the spread of COVID-19 to protect the well-being of its employees, contractors, their families, local communities, and other stakeholders. For more information see: http://newgold.com/covid-19/.

New Afton Mine

Operational Highlights

New Afton Mine	Q3 2021	Q3 2020	9M 2021	9M 2020
Gold eq. production (ounces)[1]	44,843	51,315	134,898	152,090
Gold eq. sold (ounces)[1]	39,395	49,179	124,553	143,094
Gold production (ounces)	13,653	15,955	39,735	47,858
Gold sold (ounces)	11,385	15,168	36,251	44,948
Copper production (Mlbs)	15.6	18.2	47.5	53.6
Copper sold (Mlbs)	14.0	17.5	44.2	50.5

Operating Key Performance Indicators

New Afton Mine	Q3 2020	Q4 2020	Q1 2021	Q2 2021	Q3 2021
Tonnes mined per day (ore and waste)	17,249	17,259	11,395	15,104	12,861
Tonnes milled per calendar day	15,483	15,358	13,564	13,795	13,068
Gold grade milled (g/t)	0.44	0.46	0.39	0.43	0.43
Gold recovery (%)	80	79	79	80	83
Gold production (ounces)	15,955	16,362	11,994	14,088	13,653
Copper grade milled (%)	0.71	0.73	0.64	0.79	0.72
Copper recovery (%)	82	81	80	83	82
Copper production (Mlbs)	18.2	18.5	13.8	18.2	15.6
Mill availability (%)	98	99	96	98	98
Gold eq. production (ounces)[1]	51,315	52,326	39,512	50,542	44,843

- Third quarter gold eq.[1] production was 44,843 ounces (13,653 ounces of gold, and 15.6 million pounds of copper), a decrease compared to the prior-year period primarily due to lower tonnes milled.

- The underground mine averaged 12,861 tonnes per day during the quarter as the mine focused on drawpoint rehabilitation activities and the progressive ramp-up of the B3 zone. The mining rate is expected to increase as more drawpoints become available and as the B3 zone continues to ramp-up.

- The mill averaged 13,068 tonnes per day, below the prior-year period, but in-line with mining rates and the plan to optimize metal recoveries while processing higher grade supergene ore. The mill processed gold grades of 0.43 grams per tonne and copper grades of 0.72%, with gold and copper recoveries of 83% and 82%, respectively.

- C-Zone development advanced by approximately 790 metres and the project remains on track.

- New Afton remains on track to meet its gold eq.[1] production guidance range of 165,000 to 195,000 ounces and all-in sustaining costs[2] are expected to be at the higher end of the cost range of $1,225 to $1,325 per gold eq. ounce.

- There are currently no active cases of COVID-19 at the New Afton Mine. New Afton has implemented measures to mitigate and limit the spread of COVID-19 to protect the well-being of its employees, contractors, their families, local communities, and other stakeholders. For more information see: http://newgold.com/covid-19/.

Third Quarter 2021 Conference Call and Webcast

The Company will release its third quarter 2021 financial results before market on Friday, November 12, 2021. A conference call and webcast will follow at 8:30 am Eastern Time.

- Participants may listen to the webcast by registering on our website at www.newgold.com or via the following link https://produceredition.webcasts.com/starthere.jsp?ei=1503407&tp_key=ffe45e2c74

- Participants may also listen to the conference call by calling North American toll free 1-888-664-6383, or 1-416-764-8650 outside of the U.S and Canada, passcode 50065410.

- A recorded playback of the conference call will be available until December 12, 2021 by calling North American toll free 1-888-390-0541, or 1-416-764-8677 outside of the U.S. and Canada, passcode 065410. An archived webcast will also be available at www.newgold.com.

About New Gold

New Gold is a Canadian-focused intermediate mining Company with a portfolio of two core producing assets in Canada, the Rainy River gold mine and the New Afton copper-gold mine. The Company also holds an 8% gold stream on the Artemis Gold Blackwater project located in Canada, a 6% equity stake in Artemis Gold Inc., and other Canadian-focused investments. New Gold's vision is to build a leading diversified intermediate gold company based in Canada that is committed to environment and social responsibility. For further information on the Company, visit **www.newgold.com**.

For further information, please contact:

Ankit Shah
Vice President, Strategy & Business Development
Direct: +1 (416) 324-6027
Email: ankit.shah@newgold.com

Brandon Throop
Director, Investor Relations
Direct: +1 (647) 264-5027
Email: brandon.throop@newgold.com

Endnotes

1. Total gold eq. ounces include silver and copper produced/sold converted to a gold eq. based on a ratio of $1,800 per gold ounce, $25.00 per silver ounce and $3.50 per copper pound used for 2021 guidance estimates. All copper is produced/sold by the New Afton Mine. Gold eq. ounces for Rainy River in Q3 2021 includes production of 160,461 ounces of silver (158,676 ounces sold) converted to a gold eq. based on a ratio of $1,800 per gold ounce and $25.00 per silver ounce used for 2021 guidance estimates. Gold eq. ounces for New Afton in Q3 2021 includes 15.6 million pounds of copper produced (14.0 million pounds sold) and 66,218 ounces of silver produced 54,792 ounces of silver sold) converted to a gold eq. based on a ratio of $1,800 per gold ounce, 3.50 per copper pound and $25.00 per silver ounce used for 2021 guidance estimates.

2. "All-in sustaining costs" is a non-GAAP financial performance measure that is used in this news release. This measure does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For more information about this measure, why it is used by the Company, and a reconciliation to the most directly comparable measure under IFRS, see the "Non-GAAP Financial Performance Measures" section of this news release.

Non-GAAP Financial Performance Measures

All-In Sustaining Costs per Gold eq. Ounce

"All-in sustaining costs per gold equivalent ounce" is a non-GAAP financial performance measure that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. New Gold calculates "all-in sustaining costs per gold equivalent ounce" based on guidance announced by the World Gold Council ("WGC") in September 2013. The WGC is a non-profit association of the world's leading gold mining companies established in 1987 to promote the use of gold to industry, consumers and investors. The WGC is not a regulatory body and does not have the authority to develop accounting standards or disclosure requirements. The WGC has worked with its member companies to develop a measure that expands on IFRS measures to provide visibility into the economics of a gold mining company. Current IFRS measures used in the gold industry, such as operating expenses, do not capture all of the expenditures incurred to discover, develop and sustain gold production. New Gold believes that "all-in sustaining costs per gold equivalent ounce" provides further transparency into costs associated with producing gold and will assist analysts, investors, and other stakeholders of the Company in assessing its operating performance, its ability to generate free cash flow from current operations and its overall value. In addition, the Compensation Committee of the Board of Directors uses "all-in sustaining costs", together with other measures, in its Company scorecard to set incentive compensation goals and assess performance.

"All-in sustaining costs per gold equivalent ounce" is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.

New Gold defines "all-in sustaining costs per gold equivalent ounce" as the sum of total cash costs, net capital expenditures that are sustaining in nature, corporate general and administrative costs, capitalized and expensed exploration that is sustaining in nature, lease payments that are sustaining in nature, and environmental reclamation costs, all divided by the total gold equivalent ounces sold to arrive at a per ounce figure. The "Sustaining Capital Expenditure Reconciliation" table below reconciles New Gold's sustaining capital to its cash flow statement. The definition of sustaining versus non-sustaining is similarly applied to capitalized and expensed exploration costs and lease payments. Exploration costs and lease payments to develop new operations or that relate to major projects at existing operations where these projects are expected to materially increase production are classified as non-sustaining and are excluded. Gold equivalent ounces of copper and silver produced or sold in a quarter are computed using a consistent ratio of copper and silver prices to the gold price and multiplying this ratio by the pounds of copper and silver ounces produced or sold during that quarter.

Costs excluded from all-in sustaining costs are non-sustaining capital expenditures, non-sustaining lease payments and exploration costs, financing costs, tax expense, and transaction costs associated with mergers, acquisitions and divestitures, and any items that are deducted for the purposes of adjusted earnings.

Cautionary Note Regarding Forward-Looking Statements

Certain information contained in this news release, including any information relating to New Gold's future financial or operating performance are "forward-looking". All statements in this news release, other than statements of historical fact, which address events, results, outcomes or developments that New Gold expects to occur are "forward-looking statements". Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "targeted", "estimates", "forecasts", "intends", "anticipates", "projects", "potential", "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved" or the negative connotation of such terms. Forward-looking statements in this news release include, among others, statements with respect to: the anticipated timing with respect to the release of its third quarter 2021 financial results and the associated conference call and webcast; the expected step-up in production at Rainy River in the fourth quarter; the Company's ability to deliver updated guidance and progress towards securing future growth at both assets; expectations regarding free cash flow generation in the near term; the Company's expectations with respect to the strip ratio for the remainder of the year; planned production in the East Lobe in the fourth quarter and the expected increase in grade; the expected increase in the mining rate at New Afton; the Company's ability to meet its updated gold eq. production guidance range and all-in sustaining cost guidance range at Rainy River; the plan to optimize metal recoveries while processing higher grade supergene ore at New Afton; the Company's ability to meet its gold eq. production guidance range at New Afton; and expectations regarding all-in sustaining costs at New Afton being at the higher end of the cost range.

All forward-looking statements in this news release are based on the opinions and estimates of management that, while considered reasonable as at the date of this news release in light of management's experience and perception of current conditions and expected developments, are inherently subject to important risk factors and uncertainties, many of which are beyond New Gold's ability to control or predict. Certain material assumptions regarding such forward-looking statements are discussed in this news release, New Gold's latest annual management's discussion and analysis ("MD&A"), its most recent annual information form and technical reports on the Rainy River Mine and New Afton Mine filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. In addition to, and subject to, such assumptions discussed in more detail elsewhere, the forward-looking statements in this news release are also subject to the following assumptions: (1) there being no significant disruptions affecting New Gold's operations other than as set out herein; (2) political and legal developments in jurisdictions where New Gold operates, or may in the future operate, being consistent with New Gold's current expectations; (3) the accuracy of New Gold's current mineral reserve and mineral resource estimates; (4) the exchange rate between the Canadian dollar and U.S. dollar, and to a lesser extent, the Mexican Peso, being approximately consistent with current levels; (5) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (6) equipment, labour and materials costs increasing on a basis consistent with New Gold's current expectations; (7) arrangements with First Nations and other Aboriginal groups in respect of the New Afton Mine and Rainy River Mine being consistent with New Gold's current expectations; (8) all required permits, licenses and authorizations being obtained from the relevant governments and other relevant stakeholders within the expected timelines; (9) there being no significant disruptions to the Company's workforce at either the Rainy River or New Afton Mine due to cases of COVID-19 or any required self-isolation requirements (due, among other things, to cross-border travel to the United States or any other country);

(10) the responses of the relevant governments to the COVID-19 outbreak being sufficient to contain the impact of the COVID-19 outbreak; (11) there being no material disruption to the Company's supply chains and workforce that would interfere with the Company's anticipated course of action at the Rainy River Mine and the systematic ramp-up of operations; and (12) the long-term economic effects of the COVID-19 outbreak not having a material adverse impact on the Company's operations or liquidity position.

Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: significant capital requirements and the availability and management of capital resources; additional funding requirements; price volatility in the spot and forward markets for metals and other commodities; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States and, to a lesser extent, Mexico; volatility in the market price of the Company's securities; hedging and investment related risks; dependence on the Rainy River Mine and New Afton Mine; discrepancies between actual and estimated production, between actual and estimated mineral reserves and mineral resources and between actual and estimated metallurgical recoveries; risks related to early production at the Rainy River Mine, including failure of equipment, machinery, the process circuit or other processes to perform as designed or intended; risks related to construction, including changing costs and timelines; adequate infrastructure; fluctuation in treatment and refining charges; changes in national and local government legislation in Canada, the United States and, to a lesser extent, Mexico or any other country in which New Gold currently or may in the future carry on business; global economic and financial conditions; risks relating to New Gold's debt and liquidity; the adequacy of internal and disclosure controls; taxation; impairment; conflicts of interest; risks relating to climate change; controls, regulations and political or economic developments in the countries in which New Gold does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction in which New Gold operates; the lack of certainty with respect to foreign legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; the uncertainties inherent to current and future legal challenges New Gold is or may become a party to; risks relating to proposed acquisitions and the integration thereof; information systems security threats; diminishing quantities or grades of mineral reserves and mineral resources; competition; loss of, or inability to attract, key employees; rising costs of labour, supplies, fuel and equipment; actual results of current exploration or reclamation activities; uncertainties inherent to mining economic studies; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties; unexpected delays and costs inherent to consulting and accommodating rights of Indigenous groups; risks, uncertainties and unanticipated delays associated with obtaining and maintaining necessary licenses, permits and authorizations and complying with permitting requirements; disruptions to the Company's workforce at either the Rainy River Mine or the New Afton Mine, or both, due to cases of COVID-19 or any required self-isolation (due to cross-border travel, exposure to a case of COVID-19 or otherwise); the responses of the relevant governments to the COVID-19 outbreak not being sufficient to contain the impact of the COVID-19 outbreak; disruptions to the Company's supply chain and workforce due to the COVID-19 outbreak; an economic recession or downturn as a result of the COVID-19 outbreak that materially adversely affects the Company's operations or liquidity position; there being further shutdowns at the Rainy River or New Afton Mines; the Company not being able to complete its construction projects at the Rainy River Mine or the New Afton Mines on the anticipated timeline or at all; and the Company not being able to complete the exploration drilling program to be launched at the Rainy River Mine and Cherry Creek on the anticipated timeline or at all. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental events and hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as "Risk Factors" included in New Gold's most recent annual information form, MD&A and other disclosure documents filed on and available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Forward looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All forward-looking statements contained in this news release are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

Technical Information

The scientific and technical information contained in this news release has been reviewed and approved by Eric Vinet, Senior Vice President, Operations of New Gold. Mr. Vinet is a Professional Engineer and member of the Ordre des ingénieurs du Québec. He is a "Qualified Person" for the purposes of National Instrument 43-101 – Standards of Disclosure for Mineral Projects.